Atlassian Announces Third Quarter Fiscal Year 2021 Results
Quarterly revenue of $569 million, up 38% year-over-year
Quarterly subscription revenue of $350 million, up 43% year-over-year
Quarterly IFRS operating margin of 12% and non-IFRS operating margin of 31%
Quarterly cash flow from operations of $377 million and free cash flow of $360 million
SAN FRANCISCO (April 29, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal year 2021 ended March 31, 2021 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q3fy21. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“The Atlassian cloud platform allows us to innovate faster than ever for teams and organizations of all sizes, highlighted by our announcement of Point A,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “The Point A program fast-tracks our most promising ideas and vets early versions with our users, so customers can get value out of early products from day 1. Our new products are able to rapidly evolve thanks to our incredible R&D teams building on top of our multi-year cloud platform investment.”
“We continue to deliver innovation in the cloud in order to unleash the potential of every team,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “In Q3, we drove strong revenue growth and financial results, but we are most proud of how we continue to create lasting value for teams and customers in the cloud through initiatives like Open DevOps and the recent acquisitions of ThinkTilt and Chartio.”

Third Quarter Fiscal Year 2021 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $568.7 million for the third quarter of fiscal year 2021, up 38% from $411.6 million for the third quarter of fiscal year 2020.
•Operating Income (Loss) and Operating Margin: Operating income was $69.5 million for the third quarter of fiscal year 2021, compared with an operating loss of $19.9 million for the third quarter of fiscal year 2020. Operating margin was 12% for the third quarter of fiscal year 2021, compared with (5)% for the third quarter of fiscal year 2020.
•Net Income (Loss) and Net Income (Loss) Per Diluted Share: Net income was $159.8 million for the third quarter of fiscal year 2021, compared with a net loss of $158.8 million for the third quarter of fiscal year 2020. Net income per diluted share was $0.63 for the third quarter of fiscal year 2021, compared with a net loss per diluted share of $0.65 for the third quarter of fiscal year 2020.
Net income for the third quarter of fiscal year 2021 included a gain of $150.7 million recorded in “other non-operating income (expense), net,” compared with a charge of $141.8 million in the third quarter of fiscal year 2020 relating to Atlassian’s exchangeable senior notes and related capped calls. Of this amount, a gain of $161.3 million is related to marking to fair value the exchange feature of the notes and related capped calls that remain outstanding as of quarter end. In addition, a net loss of $10.6 million is related to the net impact of repurchasing a portion of the notes and unwinding of the related capped calls during this quarter.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the third quarter of fiscal year 2021 totaled $1.6 billion.
During the third quarter of fiscal year 2021, Atlassian used $591.6 million in cash to repurchase a portion of the notes in privately negotiated transactions and received $63.3 million in cash from the unwinding of the related capped calls. The net impact resulted in cash outflows of $528.2 million, which is reflected in cash used in financing activities on our statements of cash flows.

On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $175.7 million for the third quarter of fiscal year 2021, compared with operating income of $77.2 million for the third quarter of fiscal year 2020. Operating margin was 31% for the third quarter of fiscal year 2021, compared with 19% for the third quarter of fiscal year 2020.
•Net Income and Net Income Per Diluted Share: Net income was $123.3 million for the third quarter of fiscal year 2021, compared with net income of $61.9 million for the third quarter of fiscal year 2020. Net income per diluted share was $0.48 for the third quarter of fiscal year 2021, compared with $0.25 for the third quarter of fiscal year 2020.
•Free Cash Flow: Cash flow from operations was $377.0 million and free cash flow was $360.4 million for the third quarter of fiscal year 2021. Free cash flow margin for the third quarter of fiscal year 2021 was 63%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Atlassian Team ’21: Atlassian is currently holding its premier virtual customer event from April 28th through April 30th. With approximately 30,000 registered attendees, Team ’21 is the ultimate digital experience for developers, creators, and innovators of every industry. Live and recorded sessions for Team ’21 can be found at https://events.atlassian.com/team21.
•Point A: Atlassian introduced its Point A program focused on fast tracking its next generation of new products to drive the future of teamwork. Atlassian announced five Point A products, all built on its cloud platform, that it is developing in collaboration with customers:
◦Jira Work Management enables business teams to move forward by being the one place where they track, coordinate, and manage their work with structure and consistency.
◦Compass gives software development teams a bird’s eye view of the digital services across their organization, connecting engineering output with the teams that support it in a single, trusted place.
◦Halp is a modern ticketing help desk that seamlessly integrates with Slack and Microsoft Teams, making request management conversational and delightful for everyone throughout your organization.
◦Jira Product Discovery helps product managers build what matters by rallying teams around priorities, from discovery all the way through delivery.
◦Team Central serves as an organization’s connective tissue, helping any team connect and communicate progress as frequently and frictionlessly as modern work demands, and allowing any team the ability to track progress and provide real-time updates to anyone across an organization.
•Continuous Investment in Leading-Edge Innovation: During the quarter, Trello launched several new tools to visualize work - dashboard, timeline, table, and map views, as well as enhanced smart cards. Also, at Team ‘21, Atlassian announced updates for both Jira Software and Jira Service Management. For Jira Software, Atlassian introduced Open DevOps, a pre-configured development toolchain of Atlassian and partner products.
•ThinkTilt and Chartio Acquisitions: Atlassian recently announced the acquisition of ThinkTilt, maker of ProForma, a no-code/low-code form builder for Jira. Based in Brisbane, Australia and used by over 700 companies, ThinkTilt helps IT empower any team in an organization to quickly deliver great service and support to employees. During the quarter, Atlassian also announced the acquisition of Chartio, a cloud-based visualization and analytics solution. Chartio will become the analytics and data visualization engine for Atlassian’s cloud platform, starting with the Jira family.
•Customer Growth: Atlassian ended its third quarter of fiscal year 2021 with a total customer count, on an active subscription or maintenance agreement basis, of 212,807 customers, adding 18,473 net new customers during the quarter. It is important to note that 5,658 of these net new customers were single-user Trello accounts. Atlassian saw strong Trello customer growth during the quarter driven by both the rollout of new product features and recent funnel optimization initiatives.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter of fiscal year 2021 as follows:
Fourth Quarter Fiscal Year 2021:
•Total revenue is expected to be in the range of $513 million to $528 million.
•Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.
•Operating margin is expected to be approximately (6%) on an IFRS basis and approximately 13% on a non-IFRS basis.
•Net loss per diluted share is expected to be approximately ($0.08) on an IFRS basis, and net income per diluted share is expected to be approximately $0.17 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 250 million to 252 million shares when calculating diluted IFRS net loss per share and in the range of 255 million to 257 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s third quarter fiscal year 2021 shareholder letter dated April 29, 2021.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q3fy21, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, April 29, 2021 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 6576384). International callers, please dial 1-416-621-4642 (access code 6576384).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 212,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, acquisitions, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.

•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Revenues:
Subscription	$349,915	$244,155	$938,554	$673,934
Maintenance	132,921	119,628	391,891	346,576
Perpetual license	31,308	21,002	75,569	74,797
Other	54,584	26,797	123,579	88,390
Total revenues	568,728	411,582	1,529,593	1,183,697
Cost of revenues (1) (2)	84,888	70,655	238,054	198,695
Gross profit	483,840	340,927	1,291,539	985,002
Operating expenses:
Research and development (1) (2)	244,098	204,148	717,397	552,450
Marketing and sales (1) (2)	92,043	84,485	239,480	221,791
General and administrative (1)	78,184	72,214	225,502	193,395
Total operating expenses	414,325	360,847	1,182,379	967,636
Operating income (loss)	69,515	(19,920)	109,160	17,366
Other non-operating income (expense), net	150,662	(141,701)	(421,358)	44,748
Finance income	1,464	7,199	6,166	24,411
Finance costs	(10,591)	(12,435)	(114,614)	(37,126)
Income (loss) before income tax benefit (expense)	211,050	(166,857)	(420,646)	49,399
Income tax benefit (expense)	(51,210)	8,032	(62,596)	(14,830)
Net income (loss)	$159,840	$(158,825)	$(483,242)	$34,569
Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.64	$(0.65)	$(1.94)	$0.14
Diluted	$0.63	$(0.65)	$(1.94)	$0.14
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	250,279	245,504	249,152	244,161
Diluted	255,128	245,504	249,152	251,255
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Cost of revenues	$6,495	$5,535	$18,552	$14,654
Research and development	63,699	57,071	198,235	151,988
Marketing and sales	11,774	11,397	30,224	32,902
General and administrative	16,296	13,519	44,676	35,712
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Cost of revenues	$5,554	$6,645	$16,386	$24,306
Research and development	41	41	124	124
Marketing and sales	2,278	2,900	6,894	10,511

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	March 31, 2021	June 30, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,151,450	$1,479,969
Short-term investments	412,872	676,072
Trade receivables	193,155	112,019
Tax receivables	3,161	1,509
Derivative assets	189,776	327,487
Prepaid expenses and other current assets	54,341	46,730
Total current assets	2,004,755	2,643,786
Non-current assets:
Property and equipment, net	100,707	97,648
Deferred tax assets	44,652	35,351
Goodwill	719,160	645,140
Intangible assets, net	128,285	129,690
Right-of-use assets, net	194,476	217,683
Other non-current assets	130,983	124,774
Total non-current assets	1,318,263	1,250,286
Total assets	$3,323,018	$3,894,072
Liabilities
Current liabilities:
Trade and other payables	$233,458	$202,570
Tax liabilities	54,087	19,583
Provisions	25,041	14,291
Deferred revenue	779,987	573,813
Lease obligations	39,218	34,743
Derivative liabilities	884,883	1,284,596
Exchangeable senior notes, net	542,055	889,183
Total current liabilities	2,558,729	3,018,779
Non-current liabilities:
Deferred tax liabilities	37,049	31,304
Provisions	10,906	9,493
Deferred revenue	93,831	27,192
Lease obligations	205,565	229,825
Other non-current liabilities	4,270	2,173
Total non-current liabilities	351,621	299,987
Total liabilities	2,910,350	3,318,766
Equity
Share capital	25,088	24,744
Share premium	461,012	459,892
Other capital reserves	1,423,220	1,130,918
Other components of equity	102,982	76,144
Accumulated deficit	(1,599,634)	(1,116,392)
Total equity	412,668	575,306
Total liabilities and equity	$3,323,018	$3,894,072

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Operating activities
Income (loss) before income tax benefit (expense)	$211,050	$(166,857)	$(420,646)	$49,399
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:
Depreciation and amortization	13,906	14,738	41,124	49,148
Depreciation of right-of-use assets	9,418	8,945	28,010	26,172
Loss (gain) on sale of investments, disposal of assets and other	836	(591)	1,135	(855)
Net unrealized loss on investments	1,250	—	2,000	—
Interest expense	3,316	3,482	10,312	10,581
Net unrealized foreign currency loss (gain)	(266)	(4,119)	10,175	(3,173)
Share-based payment expense	98,264	87,522	291,687	235,256
Net loss (gain) on exchange derivative and capped call transactions	(150,665)	141,783	415,933	(46,743)
Amortization of debt discount and issuance cost	7,275	8,955	104,302	26,545
Interest income	(1,464)	(7,200)	(6,166)	(24,411)
Changes in assets and liabilities:
Trade receivables	(35,420)	29,902	(80,943)	(11,211)
Prepaid expenses and other assets	(3,691)	(1,224)	(11,052)	(7,594)
Trade and other payables, provisions and other non-current liabilities	47,784	30,961	33,223	25,452
Deferred revenue	186,880	4,958	270,813	113,737
Interest received	3,018	8,146	10,472	24,416
Income tax paid, net	(14,455)	(3,088)	(43,416)	(15,850)
Net cash provided by operating activities	377,036	156,313	656,963	450,869
Investing activities
Business combinations, net of cash acquired	(41,460)	—	(83,624)	(37,983)
Purchases of property and equipment	(5,365)	(6,742)	(22,730)	(19,865)
Purchases of investments	(24,254)	(364,603)	(93,519)	(951,481)
Proceeds from maturities of investments	135,245	232,239	330,549	425,257
Proceeds from sales of investments	1,092	95,680	48,786	237,641
Increase in restricted cash	—	—	(2,162)	—
Payment of deferred consideration	—	—	(185)	—
Net cash provided by (used in) investing activities	65,258	(43,426)	177,115	(346,431)
Financing activities
Proceeds from exercise of share options	11	499	1,158	1,485
Payments of lease obligations	(11,303)	(9,308)	(33,538)	(26,335)
Payment of issuance costs for credit facility	—	—	(4,445)	—
Interest paid	(922)	—	(4,216)	(3,125)
Repayment of exchangeable senior notes	(591,550)	(2)	(1,263,047)	(2)
Proceeds from settlement of capped call transactions	63,305	—	136,081	—
Net cash used in financing activities	(540,459)	(8,811)	(1,168,007)	(27,977)
Effect of exchange rate changes on cash and cash equivalents	(2,100)	(5,608)	5,410	(6,709)
Net increase (decrease) in cash and cash equivalents	(100,265)	98,468	(328,519)	69,752
Cash and cash equivalents at beginning of period	1,251,715	1,239,725	1,479,969	1,268,441
Cash and cash equivalents at end of period	$1,151,450	$1,338,193	$1,151,450	$1,338,193

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Gross profit
IFRS gross profit	$483,840	$340,927	$1,291,539	$985,002
Plus: Share-based payment expense	6,495	5,535	18,552	14,654
Plus: Amortization of acquired intangible assets	5,554	6,645	16,386	24,306
Non-IFRS gross profit	$495,889	$353,107	$1,326,477	$1,023,962
Operating income
IFRS operating income (loss)	$69,515	$(19,920)	$109,160	$17,366
Plus: Share-based payment expense	98,264	87,522	291,687	235,256
Plus: Amortization of acquired intangible assets	7,873	9,586	23,404	34,941
Non-IFRS operating income	$175,652	$77,188	$424,251	$287,563
Net income
IFRS net income (loss)	$159,840	$(158,825)	$(483,242)	$34,569
Plus: Share-based payment expense	98,264	87,522	291,687	235,256
Plus: Amortization of acquired intangible assets	7,873	9,586	23,404	34,941
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(143,390)	150,738	520,235	(20,198)
Less: Income tax effects and adjustments	670	(27,129)	(56,745)	(58,774)
Non-IFRS net income	$123,257	$61,892	$295,339	$225,794
Net income per share
IFRS net income (loss) per share - diluted	$0.63	$(0.65)	$(1.94)	$0.14
Plus: Share-based payment expense	0.39	0.35	1.16	0.93
Plus: Amortization of acquired intangible assets	0.03	0.04	0.09	0.14
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.57)	0.61	2.06	(0.08)
Less: Income tax effects and adjustments	—	(0.10)	(0.21)	(0.23)
Non-IFRS net income per share - diluted	$0.48	$0.25	$1.16	$0.90
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	255,128	245,504	249,152	251,255
Plus: Dilution from share options and RSUs (1)	—	6,389	5,301	—
Weighted-average shares used in computing diluted non-IFRS net income per share	255,128	251,893	254,453	251,255
Free cash flow
IFRS net cash provided by operating activities	$377,036	$156,313	$656,963	$450,869
Less: Capital expenditures	(5,365)	(6,742)	(22,730)	(19,865)
Less: Payments of lease obligations	(11,303)	(9,308)	(33,538)	(26,335)
Free cash flow	$360,368	$140,263	$600,695	$404,669

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the nine months ended March 31, 2021 and three months ended March 31, 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending June 30, 2021
Revenue	$513 million to $528 million

IFRS gross margin	82% to 83%
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	84% to 85%

IFRS operating margin	(6%)
Plus: Share-based payment expense	17
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	13%

IFRS net loss per share - diluted	($0.08)
Plus: Share-based payment expense	0.35
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.02
Less: Income tax effects and adjustments	(0.15)
Non-IFRS net income per share - diluted	$0.17

Weighted-average shares used in computing diluted IFRS net loss per share	250 million to 252 million
Dilution from share options and RSUs (1)	5 million
Weighted-average shares used in computing diluted non-IFRS net income per share	255 million to 257 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2021 because the effect would be anti-dilutive.